Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index
                                  -------------


1. German Press Release issued February 9, 2004 regarding completion of refinancing.



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                                    EXHIBIT 1


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de


SGL Carbon successfully completes refinancing

WIESBADEN, February 9, 2004. SGL Carbon announced today that it has successfully completed the three financing measures previously reported on December 5, 2003 - a capital increase including pre-emptive rights, a high yield bond and a syndicated loan - as part of the Group's long-term refinancing. All refinancing measures were completed in only two months, including the five-week invitation period for the Extraordinary General Meeting on January 15.

99.9% subscription of new shares from capital increase
The capital increase was approved by 99.6% of shareholders at the Extraordinary General Meeting. Existing and new shareholders exercised 99.9% of the pre-emptive rights for the new SGL Carbon shares during the two-week subscription period. The original guaranteed minimum subscription price could be raised from (euro)6 to (euro)8 . This generated gross proceeds of (euro)266 million - well above the originally projected (euro)200 million. The total number of shares increased by 33,277,437 to 55,462,395.

Volume of high yield bond could be reduced
As the net proceeds of the capital increase were higher than expected, the volume of the bond was reduced to (euro)270 million. Due to strong demand, the bond was issued exclusively in euros. The rapid placement was completed earlier than scheduled. The tranche originally earmarked in dollars for the US market was not required. The securities will mature in February 2012 and feature a coupon of 8.5%.

New syndicated loan reduces dependence on banks
The last of the three components of the financing package was a (euro)330 million syndicated loan with a term of five and six years respectively. In December 2002, the Company had entered into a syndicated loan with a total volume of (euro)495 million and a maturity of two and a half years which has

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been replaced by the new refinancing package. Overall, the structure of the refinancing package as well as the lower volume of the new syndicated loan have helped to substantially reduce the Company's dependence on its banks.

Fundamental improvement in balance sheet structure and long-term liquidity cover SGL Carbon Group has achieved three key goals with its refinancing: first, the Company's equity ratio has more than doubled as compared to the end of September 2003 (11,4%) on a proforma basis. Second, gearing has improved significantly. Third, the maturities of the Group's financial liabilities have been postponed by five to eight years and include interest servicing and the elimination of most debt upon maturity.

As emphasized at the Extraordinary General Meeting, the aim of this comprehensive transaction was to place the Company's balance sheet and finances on a sound footing. This has been achieved. The Company is now able to focus all its efforts on a substantial and sustainable improvement in its operating result in the coming years.

The capital increase was implemented by Credit Suisse First Boston (CSFB) and Dresdner Kleinwort Wasserstein as Joint Global Coordinators. The placement of the high yield bond was managed by CSFB and Deutsche Bank as joint lead bookrunners. The mandated lead arrangers of the syndicated loan were Bayerische Landesbank, CSFB, Deutsche Bank, and Dresdner Kleinwort Wasserstein.


Information and explanations from the issuers for this press release:

No distribution in the U.S.A., Canada, Japan and Australia:
This press release and the information contained herein is not being distributed, and is not for distribution, in the United States of America, to U.S. persons (including legal entities), or to publications with a general circulation in the United States, Canada, Japan and Australia.

No offer:
This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements. The securities of SGL Carbon described herein have not been and will not be registered under the U.S. securities laws.


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Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law, particularly with regard to tax regulations. The company assumes no obligation to update future statements.


For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 611 60 29 101
      / Mobile: +49 (0) 170 540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SGL CARBON Aktiengesellschaft



Date: February 9, 2004              By: /s/ Robert J. Kohler
                                        ------------------------------
                                    Name:  Robert J. Koehler
                                    Title: Chairman of the Board of
                                           Management


                                    By:    /s/ Dr. Bruno Toniolo
                                          -----------------------------
                                    Name:  Dr. Bruno Toniolo
                                    Title: Member of the Board of Management